

Mail Stop 3561

September 4, 2008

Mr. Edward C. Dillon
Chief Executive Officer
Pricester.com, Inc.
5555 Hollywood Boulevard, Suite 303
Hollywood, Florida 33021

> **Re:** **Pricester.com, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 3, 2008**
> **File No. 333-118993**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K/A Filed September 3, 2008

1. Please tell us the facts and circumstances you considered in concluding that the material deficiency in internal control and lack of corporate governance disclosed in the first paragraph was not a reportable event as defined by Item 304 (a)(1)(v) of Regulation S-K. In addition, please tell us the effects of the material deficiency in internal control and lack of corporate governance on your conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting as of December 31, 2007 and on your conclusions regarding the effectiveness of disclosure controls and procedures as of March 31, 2008 and June 30, 2008. In doing so, please tell us when the

material deficiency in internal control and lack of corporate governance was identified and whether the material deficiency in internal control and lack of corporate governance existed at the end of the annual and quarterly periods referred to in the preceding sentence.

2. Please revise your disclosure in paragraph (b) to state the period during which you had no consultation with your new independent accountant. This period should include the most recent two fiscal years and the subsequent interim period preceding the engagement of Kramer, Weisman & Associates on August 18, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

3. We note that you filed a letter from Baum & Company dated August 22, 2008 as Exhibit 16 to Form 8-K filed August 22, 2008, and that Baum & Company agreed with the statements in the filing related to the firm. In the letter from Baum & Company filed as Exhibit 16 to this amended filing, Baum & Company states that the firm did not consent to the previous filing. Please explain the circumstances giving rise to these conflicting statements.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Edward C. Dillon
Pricester.com, Inc.
September 4, 2008
Page 3

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant